PRIVATE OFFERING NOTICE

                                [OBJECT OMITTED]

                            Merrill Lynch & Co., Inc.
                           Medium-Term Notes, Series C
                            Accelerated Return Notes
                 Linked to the Dow Jones-AIG Commodity Index(SM)
                                  due May 2007
                                  (the "Notes")
                  US$10 original public offering price per unit

                             Private Offering Notice

                                  Summary Terms
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
The Notes:                                                         Payment on the maturity date:
o    The Notes are designed for investors who are seeking          o    The amount an investor receives on the maturity date
     exposure to the Dow Jones-AIG Commodity Index (index symbol        will be based upon the percentage change in the level of
     "DJAIG"), willing to forego interest payments on the Notes         the Dow Jones-AIG Commodity Index over the term of the
     and willing to accept a return that will not exceed the            Notes.
     limit described in this pricing supplement.
                                                                        o   If the level of the Dow Jones-AIG Commodity Index
o    There will be no payments prior to the maturity date                   has increased, on the maturity date an investor will
     and the Notes cannot be redeemed prior to the maturity                 receive a payment per unit equal to $10 plus triple
     date.                                                                  the percentage increase of the Dow Jones-AIG Commodity
                                                                            Index, up to a maximum payment expected to be between
o    The Notes are made available to each investor outside                  $12.60 and $13.20 per unit, as described in the
     of the United States in a minimum initial investment of                attached offering document.
     US$50,000 or any other amount, and subject to any other
     restrictions, as may be applicable to an investor under the       o    If the level of the Dow Jones-AIG Commodity Index has
     private offering rules of any jurisdiction outside of the              decreased, on the maturity date an investor will receive
     United States.                                                         a payment per unit based upon that percentage decrease
                                                                            and as a result, an investor may receive less, and
o    The Notes will not be listed on any securities exchange.               possibly significantly less, than the $10 original
                                                                            public offering price per unit.
o    The Notes will be senior unsecured debt securities of
     Merrill Lynch & Co., Inc., and part of a series entitled
     "Medium-Term Notes, Series C" and will have the CUSIP
     No.:             .

o    Expected settlement date:  May      , 2005.


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The Notes, the subject of the attached offering document (the "Offering
Document"), have not been approved for public sale in any jurisdiction outside of the United States. As such, the Notes are made available to investors outside of the United States only in accordance with applicable private offering rules. The Offering Document may not be copied or otherwise made available to any other person by any recipient without the express written consent of Merrill Lynch & Co., Inc. (the "Company").

The discussion contained in the Offering Document relating to the tax implications of investing in the Notes is not based upon, and does not reflect, the tax laws of any jurisdiction outside of the United States. Accordingly, investors should consult their local tax advisor before making an investment in the Notes.


                            PRIVATE OFFERING NOTICE

This Notice and the Offering Document have been provided by the Company for information only. Prospective investors should not treat the contents of this Notice or the Offering Document as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisors concerning the purchase, holding or disposal of the Notes. Attention is drawn in particular to the risk factors set forth on pages PS-7 to PS-10 and pages S-3 to S-4 of the Offering Document. Subject to this Notice, the Offering Document has been approved for issue in the United Kingdom by Merrill Lynch International Bank Limited ("MLIB"), which is regulated by the Financial Services Authority, with a registered office at Merrill Lynch Financial Center, 2 King Edward Street, London EC1A 1HQ, United Kingdom. This Notice is issued in Hong Kong by Merrill Lynch (Asia Pacific) Limited.

Investors in the United Kingdom should be aware that Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"), which is handling the sale of the Notes, has no place of business in the United Kingdom and is not regulated by the Financial Services Authority. Therefore, with respect to any action taken by MLPF&S, the regulatory regime governing an investor's rights will be different than that of investors' rights in the United Kingdom, and the United Kingdom rules for the protection of private investors and the United Kingdom Financial Compensation Scheme will not apply to any business MLPF&S conducts with or for United Kingdom investors.

Investors should also note the following:

         (a) The Notes are denominated in United States dollars. Investors that purchase Notes with a currency other than United States dollars should note that changes in rates of exchange may have an adverse effect on the value, price or income of their investment.

         (b) The price and value of the Notes and the income from them can fluctuate and may fall against the investor's interest and an investor may get back less than he or she invested.

         (c) Investment in the Notes may not be suitable for all investors. Investors should seek advice from their investment advisor for information concerning the Company, the Notes and the suitability of purchasing the Notes in the context of their individual circumstances. Past performance is not necessarily a guide to future performance, and no projection, representation or warranty is made regarding future performance.

         (d) Save as disclosed herein and in the Offering Document, no commissions, discounts, brokerages or other special terms have been granted or are payable by the Company in connection with the issue or sale of the Notes.

         (e) MLPF&S or one of its affiliates may be the only market maker, if any, in the Notes.

         (f) Information relating to taxation is based on information currently available. The levels and bases of, and reliefs from, taxation in relevant jurisdictions can change. The value of any reliefs depends upon the circumstances of the investor. See additional comments about taxation above.













                   The date of this Notice is April 12, 2005.

          This Notice supplements the Preliminary Pricing Supplement, dated March 30, 2005, and the Prospectus Supplement and Prospectus,
                            dated February 25, 2005.